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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                   Schedule TO
                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                           Lifschultz Industries, Inc.
                            (Name of Subject Company)

                           Saltwater Acquisition Corp.
                               Danaher Corporation
                         (Name of Filing Person-Offeror)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   531925 20 4
                      (CUSIP Number of Class of Securities)

                               Patrick W. Allender
                            Executive Vice President,
                      Chief Financial Officer and Secretary
                    2099 Pennsylvania Avenue, NW, 12th Floor
                           Washington, D.C. 20006-1813
                            Telephone: (202) 828-0850
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                              Mark A. Dewire, Esq.
                           Wilmer, Cutler & Pickering
                                2445 M Street, NW
                           Washington, D.C. 20037-1420
                            Telephone: (202) 663-6000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule l3d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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     This Amendment No. 2 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and Saltwater Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Danaher (the "Purchaser"), on May 22, 2001, as previously amended and supplemented (the "Schedule TO"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Lifschultz Industries, Inc., a Delaware corporation ("Lifschultz") at $22.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Items 1 through 9 and 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

     On June 20, 2001, the Offer was extended through 12:00 midnight, New York City time, on Wednesday, June 20, 2001. Accordingly, the term "Expiration Date" means 12:00 midnight, New York City time, on Wednesday, June 20, 2001, unless we further extend the period of time for which the initial offering period of the Offer is open, in which case the term "Expiration Date" will mean the time and date at which the initial offering period of the Offer, as so extended, will expire. According to a preliminary count by the Depository, there were tendered and not withdrawn 948,161 Shares as of 12:00 midnight on June 19, 2001 (including 17,486 Shares listed on notices of guaranteed delivery received by the Depository), representing approximately 84.02% of the outstanding Shares.

     On June 20, 2001, Danaher issued a press release announcing the extension of the Offer as described above, a copy of which is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:


(a)(10)  Text of Press Release issued by Danaher on June 20, 2001.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2001.

                                    SALTWATER ACQUISITION CORP.



                                    By  /s/ Christopher C. McMahon
                                        ------------------------------
                                        Name: Christopher C. McMahon
                                        Title: Vice President and Secretary


                                    DANAHER CORPORATION



                                    By  /s/ Patrick W. Allender
                                        --------------------------
                                        Name: Patrick W. Allender
                                        Title: Executive Vice President,
                                        Chief Financial Officer and Secretary
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                                  EXHIBIT INDEX



*(a)(1)   Offer to Purchase, dated May 22, 2001.
*(a)(2)   Form of Letter of Transmittal.
*(a)(3)   Form of Notice of Guaranteed Delivery.
*(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Text of press release issued by Danaher dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).
*(a)(7) Text of press release issued by Fluke Corporation dated May 16, 2001 (filed with the Securities and Exchange Commission under cover of Schedule TO-C by Danaher on May 16, 2001 and incorporated herein by reference).
*(a)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(9)   Form of summary advertisement dated May 22, 2001.
(a)(10)   Text of Press Release issued by Danaher on June 20, 2001.
*(d)(1) Agreement and Plan of Merger, dated May 15, 2001, among Danaher, the Purchaser and Lifschultz.
*(d)(2) Confidentiality Agreement, dated February 24, 2001, between Danaher and Lifschultz.
*(d)(3) Stockholders' Agreement, dated May 15, 2001, among Danaher, David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and
          J. Randall Owen.
*(d)(4) Consulting Agreement, dated May 15, 2001, between James C. Triplett and Fluke Electronics Corporation.
*(d)(5) Consulting Agreement, dated May 15, 2001, between David K. Lifschultz and Fluke Electronics Corporation.
*(d)(6) Employment Severance and Consulting Agreement, dated May 15, 2001, between J. Randall Owen and Fluke Electronics Corporation.
*(d)(7) Agreement, dated May 15, 2001, between Dennis Hunter and Fluke Electronics Corporation.
*(d)(8) Termination Agreement, dated May 15, 2001, between James C. Triplett and Lifschultz.
 (g)      None.
 (h)      Not applicable.

_________
*Previously filed